FRONTEER GOLD INC.
(Formerly "Fronteer Development Group Inc.")

NOTICE OF CHANGE IN CORPORATE STRUCTURE

s.4.9 of National Instrument 51-102

Item 1 Names of the parties to the transaction:

Fronteer Gold Inc. (the "**Corporation**") (formerly "Fronteer Development Group Inc.").

Item 2 Description of the transaction:

At the Corporation's annual and special meeting of shareholders held on May 7, 2010 shareholders approved and adopted a special resolution authorizing the Corporation to amend its articles to change the name of the Corporation from "Fronteer Development Group Inc." to "Fronteer Gold Inc." (the "**Name Change**"). Articles of amendment were filed on May 10, 2010 following which the Name Change took effect.

Item 3 Effective date of the transaction:

May 10, 2010

Item 4 Name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

No party ceased to be a reporting issuer after the transaction, however, the name of the continuing entity following the Name Change is "Fronteer Gold Inc."

Item 5 Date of the Reporting Issuer's First Financial Year-End after the transaction:

Not applicable.

Item 6 Periods for Filing Interim Financial Statements after the transaction:

Not applicable.

Item 7 Documents Filed under NI 51-102 that Described the transaction:

Not applicable.

DATED this 11th day of May, 2010.

FRONTEER GOLD INC.

by ______________________________

Name: Sean Tetzlaff
Title: Chief Financial Officer &
Corporate Secretary